SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
November 23, 2007
Commission File Number 001-14452
THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND
Lower Baggot Street, Dublin 2, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

The interim financial information and the capitalization table attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively, shall be incorporated by reference in the Registrant’s Registration Statement on Form F-3 (No. 333-139194), including the prospectus, dated December 8, 2006, relating to the Registrant’s medium-term notes, in each case, as amended or supplemented from time to time. The interim financial information and the capitalization table attached to this Form 6-K were prepared for distribution in the United States.
The following is added to the risk factor set forth under the caption “Risk Factors-Risks concerning borrower credit quality and general economic conditions are inherent in the Group’s business” in the Registrant’s Annual Report on Form 20-F for the period ended March 31, 2007:
“Certain credit markets experienced difficult conditions and volatility during 2007. These conditions resulted in less liquidity, greater volatility, widening of credit spreads and a lack of price transparency. While it is difficult to predict how long these conditions will exist and which markets, products or other business of the Group, if any, will ultimately be affected, these factors could adversely impact the Group’s results of operations.”
Exhibit Index

Exhibit
No.	Description

99.1	Bank of Ireland Group Interim Results for the half-year to 30 September 2007
99.2	Capitalization table

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND (Registrant)
By:	/s/ John B. Clifford
John B. Clifford
Group Secretary

Date: November 23, 2007